UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                West Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    952355105
                            ------------------------
                                 (CUSIP Number)

                                  Gary L. West
                                West Corporation
                            11808 Miracle Hills Drive
                                 Omaha, NE 68154
                                 (402) 963-1200

                                 with a copy to
                            Andrew D. Soussloff, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004
                                 (212) 558-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 29, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)

CUSIP NO. 952355105                                            PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Gary L. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             40,462,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             -0-
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     40,462,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,462,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          58.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON)
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 6 PAGES

CUSIP NO. 952355105                                            PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Mary E. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             40,462,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             -0-
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     40,462,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,462,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          58.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON)
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 6 PAGES

Item 1. Security and Issuer.

         This Amendment No. 3 to Schedule 13D relates to the Schedule 13D filed on February 22, 2001, Amendment No. 1 thereto, filed on August 30, 2005, and Amendment No. 2 thereto, filed on October 13, 2005, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of West Corporation, a Delaware corporation (the "Company" or the "Issuer"), by Gary L. West and Mary
E. West (together, the "Wests"). The address of the principal executive offices of the Company is 11808 Miracle Hills Drive, Omaha, NE 68154.

Item 4. Purpose of Transaction.

The disclosure in the fourth paragraph of Item 4 is hereby amended and restated in its entirety to read as follows:

         In order to diversify a portion of their holdings, Gary L. West and Mary E. West currently plan to sell up to 1,800,000 shares of Common Stock over a period of approximately 12 months beginning in January 2006, pursuant to a 10b5-1 sales plan (the "Sales Plan") entered into on November 29, 2005. Under the Sales Plan, no more than 150,000 shares of Common Stock may be sold in any one calendar month. All sales pursuant to the Sales Plan will be subject to minimum price and other terms and conditions set forth in the Sales Plan. A redacted copy of the Sales Plan is being filed as an exhibit hereto, and the foregoing description of the Sales Plan is qualified in its entirety by reference to the Sales Plan.

         As stated in previous Schedule 13D filings, the Wests will continue to review their investment in the Company and they may in the future decide to purchase (on such terms and at such times as they consider desirable) additional shares of Common Stock of the Company, or dispose of additional shares of Common Stock of the Company (whether now or hereafter held). In reaching any decision with respect to their investment in the Company, the Wests will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other investment opportunities available to the Wests and economic and market conditions.



                               PAGE 4 OF 6 PAGES

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         The disclosure in Item 6 is hereby amended and supplemented by adding the following:

         "As described in Item 4, on November 29, 2005, Gary L. West and Mary E. West entered into the Sales Plan to sell shares of Common Stock."

Item 7. Material to be Filed as Exhibits.

Exhibit        Description
-------        -----------

1.             Sales Plan dated as of November 29, 2005 among Gary L. West, Mary
               E. West and Goldman, Sachs & Co.

2.             Underwriting Agreement, dated October 6, 2005, among Gary L.
               West, Mary E. West, West Corporation, Goldman, Sachs & Co., Credit Suisse First Boston LLC, Robert W. Baird & Co. Incorporated, William Blair & Co., LLC and Banc of America Securities LLC (previously filed as Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the reporting persons on October 13, 2005).

3.             Joint Filing Agreement, dated February 21, 2001, between Gary L.
               West and Mary E. West (previously filed as Exhibit 99.1 to the
               Schedule 13D filed by the reporting persons on February 22,
               2001).


--------




                               PAGE 5 OF 6 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2005




                                                  /s/ Gary L. West
                                                 -------------------------------
                                                     Gary L. West



                                                  /s/ Mary E. West
                                                 -------------------------------
                                                     Mary E. West